UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MONSANTO COMPANY
(Name of Subject Company)

MONSANTO COMPANY
(Name of Person(s) Filing Statement)

Common Stock $0.01 par value
(Title of Class of Securities)

61166W101
(CUSIP Number of Class of Securities)

David F. Snively
Executive Vice President, Secretary and General Counsel
Monsanto Company
800 North Lindbergh Blvd.,
 St. Louis, Missouri  63167
(314) 694-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Eric S. Robinson
David K. Lam
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Excerpt from Third-Quarter FY2016 Monsanto Company Earnings Release
"Our long-term optimism within agriculture and our business remains," said Hugh Grant, chairman and chief executive officer. "Our industry is running at a low point in the overall agriculture cycle and we've experienced an unforeseen level of challenges affecting our business in fiscal year 2016. Today, however, we anticipate positive resolution on the horizon for several of these challenges, coupled with early signs of recovery in agriculture. With the strategic changes we've made to our business, we're well positioned to further strengthen our leadership role in the agricultural space through financial discipline and steadfast commitment to serving growers with new innovation."
"While there is no formal update on the Bayer proposal, I have been personally in discussions with Bayer's management over the last several weeks, along with others regarding alternative strategic options," added Grant. "We continue to recognize the potential value these types of combinations can create as they accelerate innovation and increase choice for farmers across a broader set of crops, geographies and production practices, while improving the sustainability of agriculture around the world. That is why we remain open and will continue to actively engage in constructive dialogue to pursue value enhancing strategic options."

Cautionary Statements Regarding Forward-Looking Information
Certain statements contained in this release are "forward-looking statements," such as statements concerning the company's anticipated financial results, current and future product performance, regulatory approvals, business and financial plans and other non-historical facts. These statements are based on current expectations and currently available information. However, since these statements are based on factors that involve risks and uncertainties, the company's actual performance and results may differ materially from those described or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, among others: continued competition in seeds, traits and agricultural chemicals; the company's exposure to various contingencies, including those related to intellectual property protection, regulatory compliance and the speed with which approvals are received, and public understanding and acceptance of our biotechnology and other agricultural products; the success of the company's research and development activities; the outcomes of major lawsuits; developments related to foreign currencies and economies; the impact of exploring, responding to, entering into or consummating potential acquisitions or other transactions and proposals; fluctuations in commodity prices; compliance with regulations affecting our manufacturing; the accuracy of the company's estimates related to distribution inventory levels; the recent increases in and expected higher levels of indebtedness; the company's ability to fund its short-term financing needs and to obtain payment for the products that it sells; the effect of weather conditions, natural disasters, accidents, and security breaches, including cybersecurity incidents, on the agriculture business or the company's facilities; and other risks and factors detailed in the company's most recent periodic report to the SEC. Undue reliance should not be placed on these forward-looking statements, which are current only as of the date of this release. The company disclaims any current intention or obligation to update any forward-looking statements or any of the factors that may affect actual results.
Important Information
This document is not an offer to purchase or a solicitation of an offer to sell shares of Monsanto common stock.  If Bayer or one of its affiliates commences a tender offer for shares of Monsanto common stock, Monsanto will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. MONSANTO SHAREOWNERS ARE ADVISED TO READ MONSANTO'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IF AND WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareowners may obtain a copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (if and when it becomes available), as well as any other documents filed by Monsanto in connection with any tender offer by Bayer or one of its affiliates, free of charge at the SEC's website at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of these documents from Monsanto by directing a request to Corporate Secretary, Monsanto Company, 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, or by calling (314) 694-8148.

Excerpts from Third-Quarter FY2016 Monsanto Company Earnings Call Transcript

Hugh Grant:  At the end of this call, I will close by covering our longer-term strategic view and my perspective on our unique integrated solutions vision for agriculture. But first let me address the Bayer proposal and other strategic alternatives directly. Over the past several weeks with the support of our board and advisors, I have personally been in discussions with Bayer's management regarding this proposal, along with others regarding other strategic alternatives.

Regarding Bayer specifically, there's no formal update to this point. We have said we remain open and we believe our efforts and continued constructive dialogue could allow our joint teams to explore potential next steps. While any value discussion is more complex given the fact that the industry is running at a low point in the ag cycle, we recognize the potential value these types of combinations create as they accelerate innovation and increase choice for farmers across a broader set of crops, geographies, and production practices, while improving the sustainability of agriculture around the world.

We continue to believe in the value potential of the right combination. Of course, there can be no assurance that these discussions will lead to any transaction nor on what terms. It's clear that Monsanto remains the partner of choice in this industry, and I assure you that we'll continue to actively explore these opportunities and pursue value-enhancing strategic options.

Our belief in the long-term opportunity is unchanged and our growth prospects beyond fiscal year 2016, with or without a deal, remain strong. The global ag cycle is at a low point, and we've seen a series of recent economic and political challenges. These are huge events around the world that create instability. Today, however, we see potential for positive resolution on the horizon for some of these challenges, particularly for our Argentinian soybean business, for our Roundup Ready Xtend soybean blockbuster, and the recent announcement on reregistration of Glyphosate in Europe.

As this tide turns, and turn it will, with the changes that we've made to our business we'll be well positioned to strengthen our leadership role in the space with our financial discipline and our steadfast commitment to innovation.

* * *

Hugh Grant:  It's our unique innovation platform that underpins our own strong stand-alone growth plan, as well as the industrial logic for Bayer's proposal to acquire Monsanto as shown on slide 18. It starts with our leading seed and trait platform that reaches more than 400 million acres globally, and strong or leading germplasm share in corn, soybeans, cotton and vegetables globally.

We are the world's largest seller of seed applied solutions. We're enhancing our Acceleron seed treatments with plans for our new phase 4 nematicide NEMASTRIKE, as well as with microbial treatments developed through our BioAg alliance with Novozymes.

Finally, Climate has emerged as the digital ag platform, driven by fundamental competitive advantages. Climate uniquely combines core data and software capabilities, broad commercial reach and unprecedented adoption, all of which we'll continue to build as the integrating hub for seeds, traits and chemistries, and that's clearly recognized by others in our industry.

* * *

David Begleiter:   Thank you. Good morning. Hugh, how are you and the board looking at the -- or balancing the strong rationale for integrated solutions in ag, seeds and chemicals versus potentially selling the Company at the bottom of the ag cycle?
Hugh Grant: Thanks. David, thanks for the question. And as I'm sure you understand, there's a limit to what I can talk about because these have been private conversations. Let me try and give you a little bit of the landscape to the last piece of your point.

I think -- it's complex because we're at the low point of the ag cycle. And I think the tone in some of the comments today, we see some of the early signs of this cycle beginning to turn. As we look at the Bayer proposal and as we examine some of the other strategic alternatives that have emerged, I am personally engaged in those discussions along with the board, the support of the board and our advisors.

I would say this gets down to two things. It gets down to value and it gets down to certainty. So we are convinced the longer this runs, we're convinced in the value of that integrated strategy. We spent a bit of time talking about it today, and we are convinced that we have a unique position as an integrator because of our seed, our unique position in seed, and the emerging strength of our data science position.

So in two short years, I think you've seen Climate transition from theory to reality, and I think in the next two years that becomes even more important. So as we look at the trough, as we look at the Bayer proposal and some of these other strategic alternatives, we are focused. My team and I, we are focused very, very clearly on creation of shareowner value, and that's where this begins and it's where it ends.

So we are going to take a very rational approach to this. Bear in mind where the cycle is and the need for value creation, and we're going to really focus on the uniqueness of Monsanto and its part as a key integrator.

So I don't know if that answers your question, but it's probably the scope of what I can discuss on a call.
David Begleiter:  No, that's very helpful, Hugh. And just on the same subject, digital ag, can you discuss maybe further the challenge of getting paid for this platform at its very early nascent stage of development from other parties?
Hugh Grant:  Yes. So real briefly, our strategy isn't where I started, but in the early days of working with the Climate team in San Francisco, they were very adamant and they were right; that this is about driving grower experience, and in the early days it's about delighting growers and sharing the insights with them.
So as Brett talked about 95 million acres up on the platform, the first round of this for us, David, was gaining experience and the same way that all apps are developed. So gaining experience and letting growers work with us on their farms and their fields.
The nitrogen advisor has been additional functionality, and we have priced for that. In the last two short years, we've got all of US retail distribution up on the platform. We even relied on discussion or concluded with all the machinery manufacturers.
And I think the next natural step in this is to see some of our competitors' companies and some alternative offerings up in that platform as well, so the grower -- he doesn't need multiple iPads in the cab. And I think as we move through this progression, then pricing to value and retaining a piece of that value in the same way we've done with traits becomes a natural next step.

That's, I think, the experience of 15 years of trait development blends beautifully into the next handful of years on data science development and how we broadly license this platform with others.
David Begleiter: Thank you very much, Hugh.
* * *
John Roberts:  Good morning. I think the EU announced today that they've opened an antitrust review of the Bayer combination. I think that's highly unusual, given you don't actually have a deal yet. And I think they normally have a first-to-file process, but I think they've indicated that they would consider any additional deals possibly holistically in combination with their prior two deals that have been filed.  How do we think about the regulatory regime or the approval regime? Is this a one-off environment or can we rely on past rules and how things have happened in the past?
Hugh Grant: So I think this must have happened while we were on the call, John. I think it's more their declaration of intent rather than they have. So it's more the intent to do it than they will. My experience with these reviews over the last 15 years is they've been pretty logical and pretty straightforward in Europe.
But I did talk earlier, a previous question about value uncertainty. From a shareowner point of view and from a value creation point of view, that's obviously something that we would treat seriously in any discussion. So I can't really say more than that about it, but I think the European declaration was one of intent rather than starting.
* * *
Jeff Zekauskas: Thanks very much. Hugh, I have a question about value creation at Monsanto. When you consider offers from other parties, and I know you are limited in what you can say, do you think about the value of the offer relative to where Monsanto might trade in three years or five years in this depressed agricultural environment? Or do you have some -- or do you and the board have some idea of the intrinsic value of the Company that encompasses more favorable agricultural economic climates?
Hugh Grant: Thank you. I'm sorry I interrupted. Thanks for your question, and this will be the last question. And as I indicated earlier, these are private conversations, so it's difficult to comment substantively, but we are an agricultural business. We have developed technologies on a 10-year horizon. We've been in existence for about 15 years.
So you can't -- we've done many of these calls together over the years. You can't look at the down cycle in an ag economy. Farmers would never farm if they thought about the peaks and troughs. So you have to see through that when you are either buying a farm or if you are developing technology.
So I guess the headline in this is if you are valuing a unique company like Monsanto, I would argue you can't look at one quarter. You can't look at a year. You need to take a 10 or a 20-year view, and that's how we develop technologies. And that's -- when you look at the promise of Climate or you look at the value of the pipeline that Rob Fraley and his team are developing, I think you have to take that long view.
We've been very clear since May that we were open to these discussions, but that the value had to reflect the Company and the proposition that we have. The Bayer proposal was financially inadequate. We are looking at that proposal relative to other strategic alternatives, but you have to take the long view in this. Because the vagaries of the commodity markets are either punishing or they develop elation, but you have to kind of take a lane through that. That's how we have always built our resource models. That's how we've always built these products on a 7 and a 10-year development cycle, and that's how we will look at this.

I guess I would finish by saying we are absolutely committed to optimizing shareowner value, and we will look at the proposal in hand and we will evaluate these other strategic alternatives against that benchmark. That's what we need to do.
Jeff Zekauskas: Thank you so much. It's very clear.
Cautionary Statements Regarding Forward-Looking Information
Certain statements contained in this communication are "forward-looking statements," such as statements concerning the company's anticipated financial results, current and future product performance, regulatory approvals, business and financial plans and other non-historical facts. These statements are based on current expectations and currently available information. However, since these statements are based on factors that involve risks and uncertainties, the company's actual performance and results may differ materially from those described or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, among others: continued competition in seeds, traits and agricultural chemicals; the company's exposure to various contingencies, including those related to intellectual property protection, regulatory compliance and the speed with which approvals are received, and public understanding and acceptance of our biotechnology and other agricultural products; the success of the company's research and development activities; the outcomes of major lawsuits; developments related to foreign currencies and economies; the impact of exploring, responding to, entering into or consummating potential acquisitions or other transactions and proposals; fluctuations in commodity prices; compliance with regulations affecting our manufacturing; the accuracy of the company's estimates related to distribution inventory levels; the recent increases in and expected higher levels of indebtedness; the company's ability to fund its short-term financing needs and to obtain payment for the products that it sells; the effect of weather conditions, natural disasters, accidents, and security breaches, including cybersecurity incidents, on the agriculture business or the company's facilities; and other risks and factors detailed in the company's most recent periodic report to the SEC. Undue reliance should not be placed on these forward-looking statements, which are current only as of the date of this communication. The company disclaims any current intention or obligation to update any forward-looking statements or any of the factors that may affect actual results.
Important Information
This document is not an offer to purchase or a solicitation of an offer to sell shares of Monsanto common stock.  If Bayer or one of its affiliates commences a tender offer for shares of Monsanto common stock, Monsanto will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. MONSANTO SHAREOWNERS ARE ADVISED TO READ MONSANTO'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IF AND WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareowners may obtain a copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (if and when it becomes available), as well as any other documents filed by Monsanto in connection with any tender offer by Bayer or one of its affiliates, free of charge at the SEC's website at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of these documents from Monsanto by directing a request to Corporate Secretary, Monsanto Company, 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, or by calling (314) 694-8148.

Excerpt from Prepared Investor Q&A
Question:  Conversations seem to be occurring with Bayer, what can you tell us about the status of the conversations and who else are you in discussions with?
Answer:
•
As I mentioned in my prepared remarks, with the support of our board, I've personally been in discussions with Bayer's management regarding their proposal.   We remain open and believe that our efforts and continued constructive dialogue could allow our joint teams to explore potential next steps.

•	We continue to evaluate other strategic opportunities, but at this point I won't comment on with whom and to what extent.
•
As a consequence of these discussions, one thing is very clear.  We are the unique innovation partner of choice in this space, with our leading position in seeds and traits, as well as in digital ag with our Climate Fieldview platform.

•
While any value discussion is more complex given that the industry is running at a low point in the ag cycle, we recognize the potential value these types of combinations can create – and we have to look beyond any one quarter or year to insure we are creating value through accelerated innovation and increased choice for farmers around the globe.  We continue to believe in the value potential of the right combination.

•
The current proposal significantly undervalues our company and does not adequately address or provide assurances for some of the potential financing and regulatory execution risks related to the acquisition.

•	Bottom line, with or without a deal, our focus is on optimizing value for shareowners.
Question:  Would you consider any deterrents to this proposal?
Answer:
•	We are not going to comment on the status of any discussions or speculate on any actions we may take.
Cautionary Statements Regarding Forward-Looking Information
Certain statements contained in this communication are "forward-looking statements," such as statements concerning the company's anticipated financial results, current and future product performance, regulatory approvals, business and financial plans and other non-historical facts. These statements are based on current expectations and currently available information. However, since these statements are based on factors that involve risks and uncertainties, the company's actual performance and results may differ materially from those described or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, among others: continued competition in seeds, traits and agricultural chemicals; the company's exposure to various contingencies, including those related to intellectual property protection, regulatory compliance and the speed with which approvals are received, and public understanding and acceptance of our biotechnology and other agricultural products; the success of the company's research and development activities; the outcomes of major lawsuits; developments related to foreign currencies and economies; the impact of exploring, responding to, entering into or consummating potential acquisitions or other transactions and proposals; fluctuations in commodity prices; compliance with regulations affecting our manufacturing; the accuracy of the company's estimates related to distribution inventory levels; the recent increases in and expected higher levels of indebtedness; the company's ability to fund its short-term financing needs and to obtain payment for the products that it sells; the effect of weather conditions, natural disasters, accidents, and security breaches, including cybersecurity incidents, on the agriculture business or the company's facilities; and other risks and factors detailed in the company's most recent periodic report to the SEC. Undue reliance should not be placed on these forward-looking statements, which are current only as of the date of this communication. The company disclaims any current intention or obligation to update any forward-looking statements or any of the factors that may affect actual results.
Important Information
This document is not an offer to purchase or a solicitation of an offer to sell shares of Monsanto common stock.  If Bayer or one of its affiliates commences a tender offer for shares of Monsanto common stock, Monsanto will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. MONSANTO SHAREOWNERS ARE ADVISED TO READ MONSANTO'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IF AND WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareowners may obtain a copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (if and when it becomes available), as well as any other documents filed by Monsanto in connection with any tender offer by Bayer or one of its affiliates, free of charge at the SEC's website at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of these documents from Monsanto by directing a request to Corporate Secretary, Monsanto Company, 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, or by calling (314) 694-8148.